Filed by Conagra Brands, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844
June 27, 2018

On June 27, 2018, Jon Harris, Senior Vice President and Chief Communications Officer of Conagra Brands, Inc. (the “Company”), conducted a recorded interview with Sean M. Connolly, President and Chief Executive Officer of the Company. Set forth below is the interview transcript.

Jon Harris:	Hello, everyone, and welcome to a very exciting edition of the Conagra Connection. Today we not only announce our Q4 and year-end earnings, but we also announce that we’ve entered an agreement to acquire Pinnacle Foods, that great company and home of amazing brands that range from Birds Eye to Duncan Hines to Udi’s to Wish-Bone salad dressings to Vlasic Pickles and so many more, uh, so many more of your favorites in your homes.

Jon Harris:	Um, I’m here today with our President and CEO, Sean Connolly, to celebrate the great news and hear more about it. Sean, welcome.

Sean Connolly:	Thanks, Jon.

Jon Harris:	You got it. Well, Sean, for three years, we’ve been saying that M & A is a big part of our strategy and that we were in the market for the right synergistic acquisition. What makes Pinnacle the right one and makes now the right time, and how is this different from any of the other acquisitions we’ve made like, like Angie’s, Frontera or Duke’s?

Sean Connolly:	Well, we’ve done a number of the smaller acquisitions. You just pointed some of the great ones. We’ve been on the lookout for what we call a synergistic acquisition, which is a larger acquisition, uh, where we can, uh, get synergies and unlock efficiencies by bringing a larger asset into our existing company.

Sean Connolly:	Uh, our criteria for those kinds of acquisitions has always been very clear. We need a business that fits strategically and is close to home and what we do, and we need a business that works financially, and Pinnacle is a great match. Uh, it’s, it’s very close to home.

Sean Connolly:	These are very highly, very complementary portfolios and, uh, the price we were able to buy the company for works for us economically, so it’s a real positive ... ton of work to do yet, uh, so I, I ask the team be patient with us because we’re, we still are getting to know the other side, but, but it’s a great, great development for our company overall and w- really reflects the terrific work that the broader team’s done over the last three years.

Jon Harris:	And we do expect the deal to close end of calendar year, uh, of this year, as planned.

Sean Connolly:	Yeah. That’s our, that’s our hope ... uh, end of, uh, calendar year and, and, you know, there’s a significant amount of time that takes place between the signing and announcement, which is today, and then the closing of the deal, and that’s a lot of important time because we have to get to know the other side. We’ve got to do a ton of work to make sure that we integrate this company seamlessly, uh, so there are no hiccups, so that it continues to perform the way it’s been performing. So, a ton of prep work, uh, lots of questions yet to be answered, so again, be patient with us. These questions will be coming in real-time, uh, and we’ll get you more information as, as we get further into the process.

Jon Harris:	With Pinnacle, there’s a lot of talk of, of M & A and consolidation in the industry. How are we confident, uh, that our acquisition of Pinnacle will accelerate our growth and, and accelerate shareholder value?

Sean Connolly:	Well, Pinnacle, along with Conagra ... You’re talking about two of the fastest-growing companies in the food space. I think this last quarter, we were the second fastest-growing in food. I think Pinnacle was fourth, so growth is what everybody’s after nowadays, and we’re already growing. Pinnacle’s growing. When you put two growing companies together, it’s helpful because the sustainability of that growth and the consistency of performance is enhanced, and that’s a real positive, and it should be a positive for consumers and shareholders alike.

Jon Harris:	Now, Sean, I, I don’t want to, uh, uh, to ignore, uh, other great news, which is, of course, a great Q4 and an excellent year. Is there anything you want to talk about that?

Sean Connolly:	Well, I want to congratulate the team on a terrific fiscal ‘18. Uh, really closed with it ... absolutely outstanding fourth quarter. You know, you all did not let up in the fourth quarter. It’s probably our best quarter yet over the last three years ... fantastic performance and it reflects the kind of momentum we have in our core business, and that momentum is important with our shareholders, because it means we’re earning their credibility and when we have credibility, we earn the right to do a sizeable acquisition like this Pinnacle deal, so r- it’s really hats off to the team for three straight years of fantastic work to delight consumers and build credibility with shareholders.

Jon Harris:	Terrific. Well, Sean, congratulations. Thanks so much for joining us.

Sean Connolly:	Thank you.

Jon Harris:	We’ve got town hall meetings on Thursday in both Chicago and Omaha, so we’ll see you live. We just wanted to get to you immediately today to celebrate this great news, so with that said, he’s Sean Connolly, I’m Jon Harris, and we will see you soon.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra Brands”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.